EXHIBIT 10.2


EMPLOYMENT AGREEMENT


THIS EMPLOYMENT AGREEMENT ("Agreement") entered into by and between STAGE STORES, INC., a Nevada corporation (the "Company"), and Richard A. Maloney, an individual (the "Executive"), is dated October 21, 2008 and is effective as of October 6, 2008 (the "Effective Date").


WITNESSETH:


WHEREAS, the Board of Directors of the Company (the "Board") desires to provide for the continued employment of the Executive from and after the effective date, and has determined that it is in the best interests of the Company to appoint the Executive to the position of President and Chief Operating Officer of the Peebles Division (the "Position"), subject to the terms and conditions of this Agreement; and

WHEREAS, the Executive desires to be appointed to the Position by the Company, subject to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.   **EMPLOYMENT; TERM.** The Company hereby appoints the Executive to the Position, and the Executive hereby accepts such employment with the Company and appointment to the Position, subject to the terms and conditions set forth in this Agreement. Subject to earlier termination in accordance with Section 4 below, this Agreement shall continue in effect for a period of thirty-six (36) months commencing from the Effective Date (the "Initial Term"). Upon the expiration of the Initial Term or any Renewal Period (as hereafter described), the term of the Executive's employment under this Agreement shall automatically be extended for an additional thirty-six (36) month period (a "Renewal Period"), unless either the Company or the Executive notifies the other party in writing at least thirty (30) days prior to the expiration of the Initial Term or the then current Renewal Period that the Employment Period shall not be extended upon such expiration.

      1.1   **Failure to Extend by Company.** In the event the Company notifies the Executive that the Employment Period shall not be extended at the expiration of the Initial Term or the then current Renewal Period in accordance with Section 1 hereof, such failure to extend shall constitute termination of this Agreement by the Company without Good Cause (as hereafter defined), and the Company and the Executive agree that the Executive shall be entitled to receive the payments described in Section 4.3 hereof.

      1.2   **Failure to Extend by Executive.** In the event the Executive notifies the Company that the Employment Period shall not be extended at the expiration of the Initial Term or the then current Renewal Period in accordance with Section 1, such failure to extend shall constitute termination of this Agreement by the Executive without

Good Reason (as hereafter defined), and the Company and the Executive agree that the Executive shall be entitled to receive the payments described in Section 4.5.

2.   POSITION AND DUTIES. During such time as the Executive is employed with the Company (the "Employment Period"), the Executive shall serve in the Position and shall have the normal duties, responsibilities and authority associated with or related to such Position, subject to the power and authority of the Board and executive officers of the Company to expand or limit such duties, responsibilities and authority and to override actions of the Executive. the Executive shall report to the Board and executive management of the Company. The Executive shall devote his best efforts and his full business time and attention (except for permitted vacation periods and reasonable periods of illness or other incapacity) exclusively to the business and affairs of the Company and its Subsidiaries (as hereafter defined) and any duty, task or responsibility assigned or given to the Executive by the Board or executive management, and the Executive shall perform his duties and responsibilities to the best of his abilities in a diligent, trustworthy, businesslike and efficient manner. As used in this Agreement, "Subsidiaries" shall mean any entity of which the securities having a majority of the voting power in electing directors or managers are, at the time of determination, owned by the Company either directly or through one or more Subsidiaries.

2.1   Outside Directorships. In the event the Executive is invited, solicited or otherwise asked to become a director, advisor or consultant for any entity or organization of any type or function whatsoever (other than the Company or its Subsidiaries, or any charitable, civic or governmental entity or organization), the Executive shall notify the Board in writing of the invitation, the entity or organization extending such invitation and the capacity to be served by the Executive for the entity or organization. The Board shall have the sole power and authority to authorize the Executive to accept the invitation based on such criteria and standards as the Board may determine, and the Executive shall not accept such invitation without the Board's prior written consent, which consent shall not be unreasonably withheld.

2.2   Delegation by Board. Whenever this Agreement calls for action on the part of the Board, the Board may delegate responsibility for the action to a duly appointed committee of the Board, including but not limited to the Compensation Committee of the Board, and the Executive agrees to treat, comply with and be bound by any action taken by such committee as if the Board had taken such action directly.

3.   COMPENSATION AND BENEFITS. During the Employment Period, The Executive shall be paid or receive compensation and benefits as follows:

3.1   Base Salary. The base salary for the Executive shall be $475,000 per year, or such other rate as the Board may designate from time to time (the "Base Salary"). The Base Salary shall be payable in regular installments in accordance with the Company's general payroll practices and shall be subject to withholdings for applicable taxes.

3.2   Incentive Compensation. For any fiscal year ending during the Employment Period, the Board may, but is not obligated to, award incentive compensation to the Executive based upon the Company's operating results for and the Executive's performance during such fiscal year, and that other performance objectives, targets and criteria for the Executive the Board may establish and adjust for that fiscal year (the "Incentive Compensation"). The amount of any Incentive Compensation shall be calculated as a percentage of the Base Salary in effect during that fiscal year, which percentage shall be determined and may be adjusted by the Board (the "Target Rate") based on such results, performance and objectives. In addition to such results, performance and objectives, the Board may take into account any extraordinary, unusual or non-recurring items realized or incurred by the Company during any that fiscal year deemed appropriate by the Board in determining any Incentive Compensation. The Company shall pay to the Executive any Incentive Compensation on or around April 1 following the end of the fiscal year for which the Incentive Compensation was based; provided, that the Executive was employed in the Position as of that fiscal year end, and any such Incentive Compensation shall be subject to withholdings for applicable taxes.

3.3 **Medical, Dental and Other Benefits.** The Executive shall be eligible to enroll and participate in any and all benefit plans the Company provides to its employees including, but not limited to, medical and dental coverage, life and disability insurance, retirement plans and deferred compensation plans. The premiums, costs and expenses for any benefit plans under which the Executive is participating shall be borne by the Executive and Company in accordance with the Company's policies related to such plans. The Executive shall receive four (4) weeks of paid vacation each year, which if not taken may not be carried forward to any subsequent year and the Executive shall not receive any compensation for any unused vacation days. Any and all benefits provided for hereunder shall not be included in the definition of the term "Base Salary" as that term is used in this Agreement. All such benefits shall immediately cease and terminate upon the later of (1) the termination date of the Employment Period, or (2) the expiration date of coverage for such benefits by the Company as described in Section 4 ; provided, that upon such termination, the Executive shall have the right to elect to continue any or all of such health benefits, programs or coverage, at his [her] sole cost and expense, in accordance with and subject to the terms and limitations set forth in the Consolidated Omnibus Reconciliation Act of 1985 ("COBRA") and the regulations promulgated in connection therewith.

3.4 **Automobile Allowance.** Company shall provide the Executive with an automobile allowance in the amount of $1,000 per month to be allocated at the Executive's discretion, or such other monthly amount designated by the Board, and that allowance shall be payable in regular installments in accordance with the Company's general payroll practices.

3.5 **Financial Planning Allowance.** Company shall reimburse the Executive for any expense incurred by the Executive in connection with the preparation of taxes, estate planning or financial counseling up to a maximum of $5,000 per calendar year, or such other annual amount designated by the Board, which amount may not be carried forward to any subsequent calendar year. Such expenses shall be reimbursed in accordance with the standard policies and procedures of the Company in effect from time to time related to such reimbursable expenses.

3.6   Business Expense. Company shall reimburse the Executive for all reasonable travel, entertainment and other business expenses incurred by the Executive in the course of performing the duties of the Position. Those expenses shall be reimbursed in accordance with the standard policies and procedures of the Company in effect from time to time related to such reimbursable expenses.

3.7   Relocation Expense. Company shall reimburse the executive for all reasonable and normal relocation expenses per the Company's executive relocation policy. Additionally the Company will provide for the Executive reimbursement of the closing costs (including real estate commissions up to 6%) to sell his personal residence in Portland, OR provided that the home sale is completed and closed not later than April 1, 2012. Additionally if the Executive is unable to sell his Portland home residence through traditional means, the Company will provide the Executive a third party home buyout option within the guidelines of the companies 3rd party home purchase plan, provided that Executive accepts and executes the third party offer no later than April 1, 2012.

4.   TERMINATION; EFFECTS OF TERMINATION. This Agreement may be terminated upon the occurrence of any of the following events:

4.1   Terminable At Will. Notwithstanding any other provision of this Agreement including, but not limited to Section 1, this Agreement and the Executive's employment with the Company or its Subsidiaries shall be terminable at will at any time for any reason by either party, and this Agreement shall expire automatically when the Executive ceases to hold the Position with the Company for any reason. Upon such termination, the rights of the Executive to receive the monies and benefits from the Company shall be determined in accordance with the terms and provisions contained in this Section 4, and the Executive agrees that such monies and benefits are fair and reasonable and are the sole monies and benefits which shall be due to him under this Agreement from the Company in the event of termination.

4.2   By Company For Good Cause. Upon written notice to the Executive, Company may immediately terminate this Agreement at any time during the Employment Period for "Good Cause" (as hereafter defined).

4.2.1   Monies and Payments to The Executive. Upon termination for Good Cause, the Executive shall be entitled to receive any Base Salary earned and unpaid, and fringe benefits described in Section 3.3 accrued and unpaid, through the date of such termination, and no other monies or benefits shall be payable or owed to the Executive under this Agreement.

4.2.2   Forfeiture of Options. Effective as of such termination date, any and all stock options, stock appreciation rights, restricted stock options, warrants and other similar rights granted to or received by the Executive under any option or incentive plan of the Company to which the Executive is participating or enrolled shall immediately be terminated and forfeited, except for such options or rights granted to or received by the Executive which have fully and completely vested prior to such termination date. Any and all such options and rights to which the Executive has become fully and completely vested prior to such termination date shall expire as set forth in the respective plan document or agreement granting such options and rights.

4.2.3 **Good Cause Defined.** For purposes of this Agreement, "Good Cause" means (i) the Executive's conviction of, or plea of nolo contendere or guilty to, any criminal violation involving dishonesty, fraud or moral turpitude; (ii) the Executive's gross negligence; (iii) the Executive's willful and serious misconduct; (iv) the Executive's breach of trust or fiduciary duty in the performance of his duties or responsibilities; (v) the Executive's willful failure to comply with reasonable directives and policies of the Board; or (vi) the Executive's breach of any term or provision of this Agreement.

4.3 **By Company Without Good Cause.** Upon ten (10) days prior written notice to the Executive, Company may terminate this Agreement at any time during the Employment Period without Good Cause.

4.3.1 **Monies and Benefits to The Executive.** Upon termination without Good Cause, the Executive shall be entitled to receive: (i) any Base Salary earned and unpaid, and fringe benefits described in Section 3.3 accrued and unpaid, through the date of such termination; (ii) one (1) times the aggregate of (x) the Base Salary plus (y) the Incentive Compensation at the Target Rate in effect as of the date of such termination; (iii) any Incentive Compensation for the fiscal year in which such termination occurs pro-rated through the date of such termination; provided, however, the Executive shall not receive any portion of the Incentive Compensation under this Section 4.3.1(iii) unless the Board determines in good faith that the Executive would have been entitled to receive any Incentive Compensation for the fiscal year in which such termination occurred in accordance with Section 3.2; and (iv) continuation of the medical and dental benefits described in Section 3.3 under which the Executive is participating as of the date of such termination for a period of twelve (12) months from the date of such termination.

4.3.2 **Payment of Monies and Benefits.** The payment described in Section 4.3.1(i) shall be paid to the Executive in a lump sum within thirty (30) days from the date of such termination and shall be subject to withholdings for applicable taxes. The payment described in Section 4.3.1(ii) shall be paid to the Executive in regular installments commencing from the date of such termination in accordance with the Company's general payroll practices and shall be subject to withholdings for applicable taxes. The payment described in Section 4.3.1(iii) shall be payable in a lump sum on or before April 1 following the end of the fiscal year in which such termination occurred and shall be subject to withholdings for applicable taxes. The benefits described in Section 4.3.1(iv) shall be provided in accordance with the Company's standard policies and practices.

4.3.3 **Forfeiture of Options.** Effective as of such termination date, any and all stock options, stock appreciation rights, restricted stock options, warrants and other similar rights granted to or received by the Executive under any option or incentive plan of the Company to which the Executive is participating shall immediately be terminated and forfeited, except for such options or rights granted to or received by the Executive which have fully and completely vested prior to such termination date. Any and all such options and rights to which the Executive has become fully and completely vested prior to such termination date shall expire as set forth in the respective plan document or agreement granting such options and rights.

4.4 **By The Executive for Good Reason.** Upon thirty (30) days prior written notice to Company, the Executive may terminate this Agreement at any time during the Employment Period for "Good Reason" (as hereafter defined), and if requested by Company, the Executive shall continue to work exclusively for the Company during such thirty (30) day period; provided, however, the Company shall have the right, in its sole discretion, to terminate this Agreement at any time during such thirty (30) day period upon written notice to the Executive.

4.4.1 **Monies and Benefits to The Executive.** Upon termination for Good Reason, the Executive shall be entitled to receive: (i) any Base Salary earned and unpaid, and fringe benefits described in Section 3.3 hereof accrued and unpaid, through the date of such termination or the date on which the Company terminates this Agreement during such thirty (30) day period; (ii) one (1) times the aggregate of (x) the Base Salary plus (y) the Incentive Compensation at the Target Rate in effect as of the date of such termination; (iii) any Incentive Compensation for the fiscal year in which such termination occurs pro-rated through the date of such termination; provided, however, the Executive shall not receive any portion of the Incentive Compensation under this Section 4.4.1(iii) unless the Board determines in good faith that the Executive would have been entitled to receive any Incentive Compensation for the fiscal year in which such termination occurred in accordance with Section 3.2; and, (iv) continuation of the fringe benefits described in Section 3.3 under which the Executive is participating as of the date of such termination for a period of twelve (12) months from the date of such termination.

4.4.2 **Payment of Monies and Benefits.** The payment described in Section 4.4.1(i) shall be paid to the Executive in a lump sum within thirty (30) days from the date of such termination and shall be subject to withholdings for applicable taxes. The payment described in Section 4.4.1(ii) shall be paid to the Executive in regular installments commencing from the date of such termination in accordance with the Company's general payroll practices and shall be subject to withholdings for applicable taxes. The payment described in Section 4.4.1(iii) shall be payable in a lump sum on or before April 1 following the end of the fiscal year in which such termination occurred and shall be subject to withholdings for applicable taxes. The benefits described in Section 4.4.1(iv) shall be provided in accordance with the Company's standard policies and practices.

4.4.3 **Forfeiture of Options.** Effective as of such termination date, any and all stock options, stock appreciation rights, restricted stock options, warrants and other similar rights granted to or received by the Executive under any option or incentive plan of the Company to which the Executive is participating shall immediately be terminated and forfeited, except for such options or rights granted to or received by the Executive which have fully and completely vested prior to such termination date. Any and all such options and rights to which the Executive has become fully and completely vested prior to such termination date shall expire as set forth in the respective plan document or agreement granting such options and rights.

4.4.4 **Good Reason Defined.** For purposes of this Agreement, "Good Reason" shall exist if, without the Executive's express written consent, the Company: (i) materially reduces or decreases the Executive's Base Salary from the level in effect on the date hereof; (ii) fails to include the Executive in any incentive compensation plans, bonus plans, or other plans or benefits provided by the Company to other senior level executives; (iii) materially reduces, decreases or diminishes the nature, status or duties and responsibilities of the Position from those in effect on the Effective Date, and such reduction, decrease or diminution is not reasonably related to or the result of an adverse change in the Executive's performance of assigned duties and responsibilities or the hiring by Company of an executive senior to the Executive; or (iv) requires the Executive to (A) regularly perform the duties and responsibilities of the Position at, or (B) relocate the Executive's principal place of employment to, a location which is more than fifty (50) miles from the location of the Executive's principal place of employment as of the Effective Date. Notwithstanding the above, Good Reason shall not include the death, disability or voluntary retirement of the Executive or any other voluntary action taken by or agreed to by the Executive related to the Position or its employment with the Company or its Subsidiaries.

4.5 **By The Executive Without Good Reason.** Upon thirty (30) days prior written notice to Company, the Executive may terminate this Agreement at any time during the Employment Period without Good Reason, and if requested by the Company, the Executive shall continue to work exclusively for the Company during such thirty (30) day period; provided, however, the Company shall have the right, in its sole discretion, to terminate this Agreement at any time during such thirty (30) day period upon written notice to the Executive.

4.5.1 **Monies and Benefits to The Executive.** The Executive shall be entitled to receive any Base Salary earned and unpaid, and fringe benefits described in Section 3.3 accrued and unpaid, through the date of such termination or the date on which the Company terminates this Agreement during such thirty (30) day period, and no other monies or benefits shall be payable or owed to the Executive under this Agreement.

4.5.2 **Forfeiture of Options.** Effective as of such termination date, any and all stock options, stock appreciation rights, restricted stock options, warrants and other similar rights granted to or received by the Executive under any option or incentive plan of the Company to which the Executive is participating or enrolled shall immediately be terminated and forfeited, except for such options or rights granted to or received by the Executive which have fully and completely vested prior to such termination date. Any and all such options and rights to which the Executive has become fully and completely vested prior to such termination date shall expire as set forth in the respective plan document or agreement granting such options and rights.

4.6 **By Company Due to Change in Control.** In the event a Change in Control (as hereafter defined) occurs and the Executive is not employed in the Position with the Company or its successor thereafter, the Executive shall be entitled to receive, and Company or its successor shall be obligated to pay, the monies and benefits described in this Section 4.6.

4.6.1 **Monies and Benefits to The Executive.** Upon such Change in Control and the Executive not being employed in the Position with the Company or its successor thereafter, the Executive shall be entitled to receive: (i) any Base Salary earned and unpaid, and fringe benefits described in Section 3.3 hereof accrued and unpaid, through the date of such Change in Control; (ii) two times the aggregate of (x) the Base Salary plus (y) the Incentive Compensation at the Target Rate in effect as of the date of such Change in Control; (iii) any Incentive Compensation for the fiscal year in which such Change in Control occurs pro-rated through the date of such Change in Control; provided, however, the Executive shall not receive any portion of the Incentive Compensation under this Section 4.6.1(iii) unless the Board determines in good faith that the Executive would have been entitled to receive any Incentive Compensation for the fiscal year in which such Change in Control occurred in accordance with Section 3.2; and (iv) continuation of the fringe benefits described in Section 3.3 under which the Executive is participating as of the date of such Change in Control for a period of twelve (12) months from the date of such Change in Control.

4.6.2 **Payment of Monies and Benefits.** The payments described in Sections 4.6.1(i) and 4.6.1(ii) shall be paid to the Executive in a lump sum within thirty (30) days of the date of such Change in Control and shall be subject to withholdings for applicable taxes. The payment described in Section 4.6.1(iii) shall be payable in a lump sum on or before April 1 following the end of the fiscal year in which such Change in Control occurred and shall be subject to withholdings for applicable taxes. The benefits described in Section 4.6.1(iv) shall be provided in accordance with the Company's or its successor's standard policies and practices.

4.6.3 **Vesting of Options.** Effective as of the date of such Change in Control, any and all stock options, stock appreciation rights, restricted stock options, warrants and other similar rights granted to or received by the Executive under any option or incentive plan of the Company to which the Executive is participating or enrolled shall immediately become fully and completely vested and exercisable as if the Executive had satisfied any and all terms, conditions or requirements described or contained in such plan. In the event the Executive has not previously exercised, or does not exercise, all or any portion of such options or rights within sixty (60) days of the date of such Change in Control (the "Exercise Period"), the Executive shall be entitled to receive, and Company or its successor shall be obligated to pay, compensation for such unexercised options or rights in an amount equal to (i) the number of shares not exercised by the Executive under such options or rights multiplied by (ii) the closing price of the common stock of the Company as of the day immediately prior to such Change in Control minus the exercise price of the Executive described in such options or rights (the "Option Compensation"). The Option Compensation shall be payable in a lump sum within thirty (30) days after the expiration of the Exercise Period, and shall be subject to withholdings for applicable taxes. The Executive shall take any and all actions, and execute and deliver to Company or its successor any and all agreements, certificates or instruments, necessary or required to consummate the transactions contemplated under this Section 4.6.3 including, but not limited to, the assignment, transfer or conveyance of any and all shares to be acquired by the Company or its successor and the cancellation, revocation or termination of any options or rights the Executive has or may have under any such option or incentive plan.

       4.6.4   **Change in Control Defined.** For purposes of this Agreement, a "Change in Control" shall be deemed to have occurred:

(a) on such date within the 12-month period following the date that any one person, or more than one person acting as a group (as defined in §1.409A 3(i)(5)(v)(B) of the Treasury Regulations), acquires ownership of stock that represents twenty-five percent (25%) or more of the combined voting power of the Company's then outstanding securities (the "Trigger Date"), that a majority of the individuals who, as of the Trigger Date, constitute the Board (the "Incumbent Board") are replaced by new members whose appointment or election is not endorsed by a majority of the members of the Incumbent Board before the date of such appointment or election;

(b) as of the date that any one person, or more than one person acting as a group (as defined in §1.409A-3(i)(5)(v)(B) of the Treasury Regulations), acquires ownership of stock that, together with stock held by such person or group, constitutes more than 50% of either (1) the then outstanding shares of common stock of the Company or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; provided, however, if any one person or more than one person acting as a group, is considered to own more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Company, the acquisition of additional stock by the same person or persons shall not be considered to cause a Change in Control; or

(c) the date any one person, or more than one person acting as a group (as defined in §1.409A-3(i)(5)(v)(B) of the Treasury Regulations), acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) all, or substantially all, of the assets of the   Company, except for any sale, lease exchange or transfer resulting from any action taken by any creditor of the Company in enforcing its rights or remedies against any assets of the Company in which such creditor holds a security interest. Provided further, a transfer of assets by the Company shall not be treated as a Change in Control if the assets are transferred to:

(i) A shareholder of the Company (immediately before the asset transfer) in exchange for or with respect to its stock;

(ii) An entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company;

(iii) A person, or more than one person acting as a group, that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of the Company; or

(iv) An entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a person described in paragraph (iii) herein.

For purposes of subsection (c) and except as otherwise provided in paragraph (i), a person's status is determined immediately after the transfer of the assets.

4.7 **Execution of Release by The Executive.** Company shall not be obligated to pay any portion of the monies and benefits described above, if any, unless and until the Executive shall have executed and delivered to the Company a release of all claims against the Company and its Subsidiaries and their respective shareholders, partners, member, directors, managers, officers, employees, agents and attorneys, arising out of or related to any act or omission which occurred on or prior to the date on which this Agreement was terminated, in form and substance reasonably satisfactory to the Company.

5. **POST-EMPLOYMENT DUTIES.** For a period of three (3) years following the termination of this Agreement, the Executive shall: (i) fully and truthfully cooperate and assist the Company and its Subsidiaries, to the fullest extent possible, in any and all issues, matters, legal proceedings or litigation related to or associated with the business, management or operation of or any other matter involving the Company or its Subsidiaries in any way or of any nature whatsoever arising from, related to or connected with any period in which the Executive was employed by or otherwise provided services to the Company or its Subsidiaries or in which the Executive has or may have past knowledge, information or experience or applicable expertise; and (ii) fully cooperate, assist, participate and work with the Company or its Subsidiaries on any and all issues or matters for which the Company or its Subsidiaries may seek the Executive's cooperation, assistance, participation, involvement or consultation.   Such assistance shall be provided at such times and dates which shall not unreasonably interfere or conflict with the Executive's then current employment. The Company shall reimburse the Executive for any and all costs and expenses reasonably incurred by the Executive in providing such assistance in accordance with the standard policies and procedures of the Company in effect from time to time related to such reimbursable expenses.

6. **CONFIDENTIAL INFORMATION. The** Executive acknowledges that the Executive will have access or be privy to certain confidential business and proprietary information of the Company and its Subsidiaries as a result of the Executive's employment with the Company or its Subsidiaries. Such confidential information may include but is not limited to business decisions, plans, procedures, strategies and policies, legal matters affecting Company and its Subsidiaries and their respective businesses, personnel, customer records information, trade secrets, bid prices, evaluations of bids, contractual terms and arrangements (prospective purchases and sales), pricing strategies, financial and business forecasts and plans and other information affecting the value or sales of products, goods, services or securities of the Company or its Subsidiaries, and personal information regarding employees (collectively, the "Confidential Information"). The Executive acknowledges and agrees the Confidential Information is and shall remain the sole and exclusive property of the Company or such Subsidiary. The Executive shall not disclose to any unauthorized person, or use for the Executive's own purposes, any Confidential Information without the prior written consent of the Board, which consent may be withheld by the Board at its sole discretion, unless and to the extent that the aforementioned matters become generally known to and available for use by the public other than as a result of the Executive's acts or omissions. The Executive agrees to maintain the confidentiality of the Confidential Information after the termination of the Executive's employment; provided, further, that if at any time the Executive or any person or entity to which the Executive has disclosed any Confidential Information becomes legally compelled (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any of the Confidential Information, the Executive shall provide the Company with prompt, prior written notice of such requirement so the Company, in its sole discretion, may seek a protective order or other appropriate remedy and/or waive compliance with the terms hereof. In the event that such protective order or other remedy is not obtained or the Company waives compliance with the provisions hereof, the Executive shall ensure that only the portion of the Confidential Information which the Executive or such person is advised by written opinion of the Company's counsel that the Executive is legally required to disclose is disclosed, and the Executive further covenants and agrees to exercise reasonable efforts to obtain assurance that the recipient of such Confidential Information shall not further disclose such Confidential Information to others, except as required by law, following such disclosure. In addition the Executive covenants and agrees to deliver to the Company upon termination of this Agreement, and at any other time as the Company may request, any and all property of the Company including, but not limited to, keys, computers, credit cards, company car, memoranda, notes, plans, records, reports, computer tapes, printouts and software, Confidential Information in any form whatsoever, and other documents and data (and copies thereof) and relating to the Company or any Subsidiary which he may then posses or have under his control or to which the Executive had access to or possession of in the course of such employment.

7. **COVENANT NOT TO COMPETE, SOLICIT OR DISPARAGE.** The Executive hereby agrees that for a period of three (3) years following the expiration or termination of this Agreement (the "Non-Compete Period"), the Executive shall not: (i) directly or indirectly, either individually or for any other person or entity (whether as an officer, director, employee, owner, stockholder, consultant, agent, advisor, general partner, limited partner or otherwise), or as a part of a group, own, operate, manage, control, participate in, consult with, render services for, or in any manner engage in any business competing with any part of the business presently engaged in by the Company within any geographical area in which the Company engages or has proposed to engage in such business (or solicit any person to engage in any of the foregoing activities); (ii) directly or indirectly, individually or for any other person or entity induce or attempt to induce any employee of the Company to leave the employ of the Company, hire any person who is an employee of the Company as of or immediately prior to the time of such hiring, or induce or attempt to induce any manufacturers' representative, customer, supplier, licensee, agent or any other person or entity having a business relationship with the Company to cease doing business with or reduce the volume of its business with the Company; or (iii) initiate, participate or engage in any communication whatsoever with any current or former customer, supplier, vendor or competitor of the Company or its Subsidiaries or any of their respective shareholders, partners, members, directors, managers, officers, employees or agents, or with any current or former shareholder, partner, member, director, manager, officer, employee or agent of the Company or its Subsidiaries, or with any third party, which communication could reasonably be interpreted as derogatory or disparaging to the Company or its Subsidiaries, including but not limited to the business, practices, policies, shareholders, partners, members, directors, managers, officers, employees, agents, advisors and attorneys of the Company or its Subsidiaries. Provided, however, nothing herein shall prohibit the Executive from being a passive owner of or controlling, directly or indirectly, not more than five percent (5%) in the aggregate of the outstanding stock of any class of a corporation which is publicly traded and which competes in the business of the Company so long as the Executive has no direct or indirect participation in the management of such corporation. The Executive acknowledges that the foregoing restriction is reasonable in all respects and that there is no less restrictive provision in terms of duration, prohibited activities or geographic area which would adequately protect the Company's assets and other legitimate business interests. For purposes of the foregoing, a business shall be deemed to be competing with the business of the Company if such business (a) operates apparel stores in small markets (populations of less than 25,000) and (b) operates a significant number of its apparel stores (75% or more of its total apparel stores) in 10,000 to 30,000 square foot formats. Notwithstanding the foregoing, in the event any part of this covenant set forth in this provision shall be held invalid, illegal or unenforceable by a court of competent jurisdiction, the Executive and the Company hereby agree that such invalid, illegal or unenforceable provision or section hereof shall be severed from this Agreement without affecting the remaining portions hereof in any manner. In the event any portion of this provision related to the time or geographical area restrictions hereof shall be declared by a court of competent jurisdiction to exceed the maximum time or geographical area restrictions such court deems reasonable or enforceable, said time or geographic area restriction shall be deemed to become and thereafter shall be such time or geographic area which such court shall deem reasonable and enforceable.

8.   **ARBITRATION.** Should any dispute arise relating to the meaning, interpretation, enforcement or application of this Agreement, the dispute shall be settled in Harris County, Texas, in accordance with the terms, conditions and requirements described or contained in the Company's arbitration policy, if any, and the employment dispute arbitration rules of the American Arbitration Association, and all costs incurred by each party related to such arbitration including, but not limited to reasonable attorney's fees and costs, shall be borne by the losing party.

9.   **NOTICES.** Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, or mailed by first class mail, return receipt requested, to the recipient at the address indicated below:

To the Executive:	Richard A. Maloney One Peebles Street South Hill, Virginia 23970-5001
To Company:	Stage Stores, Inc. 10201 Main Street Houston, Texas 77025 Attention: Executive VP, Human Resources
With a copy to:	McAfee & Taft Two Leadership Square 211 North Robinson, 10th floor Oklahoma City, Oklahoma 73102-7103 Attn: N. Martin Stringer, Esq.

or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Agreement shall be deemed to have been given when so delivered or mailed.

10.   **GOVERNING LAW.** All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by, and construed in accordance with, the laws of the State of Texas, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Texas or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Texas. In furtherance of the foregoing, the internal law of the State of Texas shall control the interpretation and construction of this Agreement, even though under the jurisdiction's choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.

11.   **SEVERABILITY.** Each section, subsection and lesser section of this Agreement constitutes a separate and distinct undertaking, covenant or provision of this Agreement. In the event that any provision of this Agreement shall be determined to be invalid or unenforceable, that provision shall be deemed limited by construction in scope and effect to the minimum extent necessary to render it valid and enforceable, and, in the event that a limiting construction is impossible, the invalid or unenforceable provision shall be deemed severed from this Agreement, but every other provision of this Agreement shall remain in full force and effect.

12.   **AMENDMENTS; MODIFICATIONS.** Neither this Agreement nor any term or provision in it may be changed, waived, discharged, rescinded or terminated orally, but only by an agreement in writing signed by the party against whom or which the enforcement of the change, waiver, discharge, rescission or termination is sought.

13.   **WAIVER.** No failure on the part of either party to this Agreement to exercise, and no delay in exercising, any right, power or remedy created under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or remedy by any such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. No waiver by either party to this Agreement to any breach of, or default in, any term or condition of this Agreement shall constitute a waiver of or assent to any succeeding breach of or default in the same or any other term or condition of this Agreement. The terms and provisions of this Agreement, whether individually or in their entirety, may only be waived in writing and signed by the party against whom or which the enforcement of the waiver is sought.

14.   **SUCCESSORS AND ASSIGNS.** This Agreement shall be binding upon and inure to the benefits of the successors, assigns, heirs, legatees, devisees, executors, administrators, receivers, trustees and representatives of the Executive and the Company and its Subsidiaries and their respective successors, assigns, administrators, receivers, trustees and representatives.

15.   **HEADINGS.** The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

16.   **MULTIPLE COUNTERPARTS.** This Agreement may be executed in counterparts, each of which is deemed to be an original and both of which taken together constitute one and the same agreement.

17.   **FEES AND EXPENSES.** All costs and expenses incurred by either party in the preparation, negotiation or performance of this Agreement shall be borne solely by the party incurring such expense without right of reimbursement.

18.   **FURTHER ASSURANCES.** The Executive and the Company covenant and agree that each will execute any additional instruments and take any actions as may be reasonably requested by the other party to confirm or perfect or otherwise to carry out the intent and purpose of this Agreement.

19.   **CONSTRUCTION.** In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Executive and the Company, and no presumption or burden of proof shall arise favoring or disfavoring either by virtue of the authorship of any of the provisions of this Agreement.

20.   **SURVIVAL.** **The** Executive and the Company agree that the terms and conditions of Sections 4 through 15 (inclusive), 19, 20 and 21 hereof shall survive and continue in full force and effect, notwithstanding any expiration or termination of the Employment Period or this Agreement.

21.   **ENTIRE AGREEMENT.** This Agreement contains and constitutes the entire agreement between the Executive and the Company and supersedes and cancels any prior agreements, representations, warranties, or communications, whether oral or written, between the Executive and the Company or its Subsidiaries relating to the subject matter hereof in any way.

22.   **GENDER; NUMBER PLURALITY.** Unless the context otherwise requires, whenever used in this Agreement the singular shall include the plural, the plural shall include the singular, and the masculine gender shall include the neuter or feminine gender and vice versa.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Employment Agreement as of the date first above written.

"COMPANY"   STAGE STORES, INC.,
                             a Nevada corporation

                             By: /s/ Andrew T. Hall
                             Name: _Andrew T. Hall_
                             Title: _President & COO

"EXECUTIVE"   /s/ Richard A. Maloney
                                  Richard A. Maloney